Exhibit 1.01
ITT Corporation
Conflict Minerals Report
For the Year Ended December 31, 2014

This Conflict Minerals Report (the "Report") of ITT Corporation (“ITT,” the “Company,” “we,” “us” or “our”) filed on Form SD is filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the year ended December 31, 2014 (the “Reporting Period”). The Rule, through Form SD, imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals (as defined below) which are necessary to the functionality or production of their products. As defined in Form SD, and as used herein, “Conflict Minerals” is defined as (i) cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are currently limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment, that finance conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “DRC Region”) or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the DRC Region.
ITT, including through the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which 3TG minerals are necessary to the functionality or production of those products (collectively, our “Products”). Our product and service offerings are organized in four business units: Industrial Process, Motion Technologies, Interconnect Solutions, and Control Technologies.
Industrial Process manufactures engineered fluid process equipment serving a diversified mix of customers in global infrastructure industries such as chemical, oil and gas, mining, and other industrial process markets. The business is also a provider of plant optimization and efficiency solutions and aftermarket services and parts.
Motion Technologies manufactures brake components, shock absorbers and damping technologies for the global automotive, truck and trailer, public bus, and rail transportation markets.
Interconnect Solutions designs and manufactures connectors and interconnects for the oil and gas, industrial and transportation, and aerospace and defense markets.
Control Technologies designs and manufactures products including fuel management, actuation, and noise and energy absorption components for the aerospace and industrial markets, as well as aerospace environmental control system components.
Our supply chain is broad and complex. The four business units operate independently and their respective manufacturing locations have separate supply chains. Our factories utilize various software and hardware systems, and have different methods and tools for storing data such as bills of materials, specifications and designs for their products. The four business units have different standard terms and conditions in their respective purchase orders and supply contracts. We do not purchase 3TG minerals directly from smelters or mines, therefore we must rely on our suppliers to provide information on smelters and refiners as well as the origin of 3TG minerals contained in parts, products, or services supplied to us, including sources of 3TG that are supplied to them from their upstream suppliers.
It is ITT’s policy that the Company will not knowingly manufacture Products that contain Conflict Minerals. ITT expects its business dealings with suppliers and contractors to be based on fairness, honesty, lawfulness, safety, environmental stewardship and social consciousness, including respect for human rights. In the event that a supplier provides information to the Company that it has supplied 3TG from an uncertified smelter in the DRC Region to us, the Company will take commercially reasonable steps to ensure that the supplier has changed its sourcing, or the Company will look for an alternative supplier. The Company's policy with respect to Conflict Minerals is available at www.itt.com/Citizenship/products/.

Reasonable Country of Origin Inquiry
As required by Form SD, we conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the 3TG minerals included in our Products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of Subject Minerals originated in the DRC Region and/or whether any of the Subject Minerals may be from recycled or scrap sources. The Company exercised due diligence by working with suppliers to identify, where possible, the chain of custody and source of the Subject Minerals.
Each of our four business units assessed their direct material suppliers which were most likely to provide parts, products or services containing 3TG, and independently sent 1,954 surveys to those direct material suppliers. We have received responses on approximately 65% of the supplier surveys through June 1, 2015. The elements of each business unit's RCOI were the same: identification of relevant suppliers; data collection; and assessment to determine whether further due diligence was required.
The supplier survey responses contained various levels of detail regarding the names and locations of 3TG smelters. We reviewed the responses and made further inquiries of our suppliers as necessary, contacting some suppliers multiple times for more information. Certain supplier survey responses did not list all of the smelters which were sources of 3TG used in their supply chain.
If a supplier confirmed 3TG content in the raw materials, components or products supplied to the Company, then the response was further reviewed for identification of the source region, and finally, if from the DRC Region, whether the smelter was verified as complying with the Conflict-Free Sourcing Initiative's Conflict-Free Smelter Program. Depending on these replies and, in some cases, further inquiries of the supplier, we made a determination of the reasonableness of the reply based on information provided, or in combination with previous knowledge of the supplier’s sources. Of the suppliers which confirmed 3TG content, 178 reported smelters with an identified source of 3TG content, none of which reported sourcing of 3TG from a non-compliant smelter in the DRC Region. The Company’s review of supplier data is ongoing.
Notwithstanding ITT’s reasonable efforts, some suppliers have not yet provided sufficient responses to the Company’s inquiries about 3TG content and the country of origin. Accordingly, the Company undertook the due diligence process described below.
Due Diligence Process
The Company’s due diligence measures are based upon the the Organisation for Economic Co-operation and Development’s framework, “OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas,” Second Edition, including applicable supplements thereto (the “OECD Guidelines”).
Summarized below is the five step framework set forth in the OECD Guidelines and the related due diligence process we undertook.
Establish Management Systems - We established a cross-functional Conflict Mineral team that included employees from supply chain, legal, finance and operations. This team was responsible for implementing a Conflict Mineral compliance program, communicating regular updates to senior management and providing guidance on the rules. As part of our compliance program we also adopted a Conflict Mineral Policy, conducted supplier engagement activities, and expanded our grievance mechanism to enable the reporting of exceptions to our Conflict Minerals Policy.
Identify and Assess Risks in the Supply Chain - We have continued our efforts to improve our supply chain transparency and identify risks within our supply chain. We continued to use a risk-based approach to evaluate responses from suppliers for plausibility, consistency, and gaps both in terms of which materials were stated to contain or not contain Conflict Minerals, as well as the origin of those Conflict Minerals. Through this process, we remain engaged with our suppliers from a quality and compliance perspective. In addition, each ITT business unit has amended or is in the process of amending the terms and conditions in purchase orders and supply chain contracts to require the supplier to disclose the country of origin for 3TG content.
Design and Implement a Strategy to Respond to Identified Risks - We expect our suppliers to source minerals from socially and environmentally responsible sources and we believe in establishing and maintaining long-term relationships with suppliers. However, if as a result of our due diligence process we determine that a supplier is violating our Conflict Mineral Policy or if a supplier confirms that it sourced 3TG in the DRC Region, but fails to provide sufficient assurances that it is doing business with a certified DRC conflict free smelter, we may suspend or discontinue the use of the supplier or require it to commit to a suitable corrective action or risk mitigation plan. We may re-evaluate our commercial relationship with such suppliers and it may be necessary to identify alternative suppliers.
Conduct Independent Third-Party Audit of Smelter/Refiner's Due Diligence - In accordance with Form SD’s transition period, we have not yet implemented independent third-party audits for Conflict Minerals, which are not required to be reported until May 2016. However, preparation for and use of such audits is part of ITT's continuing planning and continuous improvement activity.
Report Annually on Supply Chain Due Diligence - In addition to our ongoing communications with our customers who are engaged in their own RCOI and due diligence processes, we report annually on our supply chain due diligence through this and future reports on Form SD. Our reports on Form SD are publicly available at www.itt.com/Investors/ and meet the OECD Guidelines which recommend we report annually on our supply chain due diligence.
Due Diligence Results
Based on the Company’s RCOI and due diligence efforts to date, we do not have sufficient information to determine the country of origin of the 3TG content in all ITT Products, nor all of the facilities used to process those minerals, including whether they originated from recycled or scrap sources. Our efforts to determine the mine or location of origin include the RCOI and due diligence measures described above.
We will continue to improve our supply chain due diligence efforts to mitigate the risk that the Conflict Minerals in our Products may benefit armed groups in the DRC Region. Such measures include, but are not limited to:

•	continuing to assess the presence of Conflict Minerals in our supply chain;

•	clearly communicating expectations with regard to supplier performance, transparency and sourcing;

•	increasing our suppliers' response rate for the RCOI process;

•	improving the supplier selection process to more accurately and more completely include new suppliers added to ITT supplier databases;

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continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI (EICC, Electronic Industry Citizenship Coalition; GESI, Global e-Sustainability Initiative) Conflict Free Smelter program;

•	incorporating Conflict Minerals RCOI and due diligence requirements as part of our assessment process for new suppliers as means to enhance our risk mitigation activities; and

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continuing to monitor developments in Conflict Minerals policy, SEC guidance and interpretations, related regulatory requirements, and enhanced tools and reference databases through ITT participation in government, industry and professional association subject-matter-expert offerings relevant to our industry.